OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

               ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

      Common Stock
     (Title of Class of Securities)

             032904 10 4
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frederick Buechel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,315,084
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% - Common dispositive power [11.8% voting power)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Buechel Patient Care Research & Education Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,157,542
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,157,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] Excludes shares owned by Buechel Family Ltd, Partnership
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23% - Common [5.9% voting capital stock)
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Buechel Family Ltd. Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,157,542
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] Excludes shares owned by Buechel Patient Care, Research and Education Fund
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23 – common [5.9% voting stock]
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 5 of 7 Pages

On June 29, 2007, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 10-SB (filed on April 30, 2007) became effective (File No. 0-52589). This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 10-SB became effective in lieu of a Schedule 13G.  For this reason, all references to source of funds have been answered not applicable.

Item 1.                      Security and Issuer

This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226

Item 2.                      Identity and Background

(a)	Frederick Buechel

(b)           61ST Street
South Orange, NJ 07079

(c)	Medical Doctor (surgeon)

(d)           Not applicable.

(e)	Not applicable.

(f)	USA
------------

(a)	Buechel Patient Care Research & Education Fund*
e

(b)	c/o Frederick Buechel
61ST Street
South Orange, NJ 07079

(c)	Not for profit organization (501-c3). Its primary business purpose is research and education.

(d)           Not applicable.

(e)	Not applicable.

(f)	Florida
__________
*   Frederick Buechel may be deemed to control this fund as Mr. Buechel is the Chairman of the
Board of Directors.
------------
(a)	Buechel Family Ltd. Partnership
General Partner – Aquavista Corp. which is controlled by Frederick Buechel

(b)	c/o Oceans & Associates LLC
1645 Village Center Circle Suite 170
Las Vegas, NV 89134

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 6 of 7 Pages

(c)	Private investment entity engaged in the purchase and sale of securities.

(d)           Not applicable.

(e)	Not applicable.

(f)	Nevada

Item 3.                      Source and Amount of Funds or Other Consideration

  Not applicable.

Item 4.                      Purpose of Transactions

(a)	- (j) Not applicable.

This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10. Each of the Reporting Persons has acquired the securities covered by this schedule for investment purposes only. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D. Each of the Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.                      Interest in Securities of the Issuer

(a) - (b)     As of December 31, 2007, the Issuer has outstanding 11,820,555 shares of Common Stock and 1,342,500 shares of Series 1 Preferred Stock with the voting rights of 7,770,000 common shares. Of the foregoing shares of Common Stock, the reporting persons beneficially own and have the shared voting power equivalent to 2,315,084 shares of Common Stock, representing 11.8% of the outstanding voting capital stock and equivalent to 14.5% of the dispositive power over the common stock on a converted basis. In this respect, Frederick Buechel shares in the voting power of 2,315,084 shares, but shares in the dispositive power of 2,000,000 shares. Each of Buechel Patient Care Research & Education Fund and Buechel Family Ltd. Partnership has a shared voting power in 1,157,542 shares and the shared dispositive power in 1,000,000 shares. Frederick Buechel may be deemed to control the two other Reporting Persons and thus shares in the voting power and dispositive power of securities indicated herein.

(c)  Not Applicable.

(d) - (e)  Not Applicable

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not Applicable.

Item 7.                    Materials to be filed as Exhibits

Not applicable.

SCHEDULE 13D

CUSIP No. 032904 10 4	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2008

Signature By: /s/Frederick Buechel
Frederick Buechel

BUECHEL PATIENT CARE, RESEARCH & EDUCATION FUND

By: Frederick Buechel
   Frederick Buechel, Chairman of the Board

BUECHEL FAMILY LTD. PARTNERSHIP

By: Frederick Buechel
       Aquavista Corp. as General Partner by
 Frederick Buechel as its control person